Exhibit 99.6

ASTRAZENECA PHARMACEUTICALS LP

EXECUTIVE PERFORMANCE SHARE PLAN

(This document contains the Plan effective January 1, 2007)

ARTICLE 1

1.1 Purpose. The AstraZeneca Pharmaceuticals LP Executive Performance Share Plan, originally called the Performance Share Plan of Zeneca Holdings Inc., was originally effective December 8, 1998, and subsequently amended effective March 19, 1999.  The purpose of the Plan is to provide certain “key employees” with incentive to achieve long term business objectives and to encourage such key employees to acquire a proprietary interest in that company’s progress and growth.  Following the affiliation of Zeneca Holdings Inc.’s ultimate parent, Zeneca Group PLC, with Astra AB, the sponsorship of the Plan was transferred to AstraZeneca Pharmaceuticals LP and renamed the AstraZeneca Executive Performance Share Plan.  Now known as the AstraZeneca Pharmaceuticals LP Executive Performance Share Plan, the Plan covers Key Employees, as defined below.  All Participants of the Plan immediately before the Amendment Effective Date set forth below shall continue to be entitled to benefits under the Plan, and all prior grants continue to be subject to all of the terms, conditions and applicable provisions, such as performance and vesting, as under the Plan prior to the Amendment Effective Date.  As of the Amendment Effective Date, the Plan is amended and restated to read as follows:

1.2 Amendment Effective Date. This Plan document is effective January 1, 2007.

ARTICLE 2
DEFINITIONS

2.1 Administration Committee shall mean the committee comprised of individuals or designated by job title, as appointed by resolution of the AZ Compensation and Benefits Committee to administer the Plan.

2.2 Affiliate shall mean  any firm, partnership, or corporation that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with AstraZeneca PLC.

2.3 AstraZeneca ADR shall mean an AstraZeneca PLC American Depositary Receipt, or, where the context requires, ordinary shares in AstraZeneca PLC.

2.4 AstraZeneca PLC shall mean AstraZeneca PLC, a United Kingdom company, 15 Stanhope Gate, London W1Y 6LN, England.

2.5 AZ Compensation and Benefits Committee shall mean the United States AstraZeneca Compensation and Benefits Committee.

2.6 Board Remuneration Committee shall mean the Remuneration Committee of the Board of Directors of AstraZeneca PLC.

2.7 Cause shall mean a Participant incurs an involuntary termination from employment by the Employer, or resignation in lieu thereof, on account of the Participant’s dishonesty, insubordination, gross mismanagement, deliberate and premeditated acts against the interests of the Employer, gross and repeated violation of the Employer’s policies, procedures, or recognized standard of behavior, misconduct related to the Participant’s employment, or commission of a felony.

2.8 CEO shall mean the Chief Executive Officer of AstraZeneca Pharmaceuticals LP.

2.9 Change of Control shall be deemed to have occurred if:

(i) An offeror (either alone or with any party acting in concert with the offeror) obtains Control of AstraZeneca PLC as a result of making an offer to acquire the whole of the issued ordinary share capital of AstraZeneca PLC (or such part of it which is not at the time owned by the offeror and any party acting in concert with the offeror); or

(ii) the court of law in England sanctions a compromise or arrangement affecting the AstraZeneca PLC’s ordinary shares, or where the context requires, American Depositary Shares, as may be specified from time to time under the applicable laws of England; or

(iii) a resolution is passed for the voluntary winding up of AstraZeneca PLC.

For purposes of this definition, “Control” means the power of a person to secure:

(A) by means of the holding of shares or the possession of voting power in or in relation to that or any other body corporate; or

(B) by virtue of any powers conferred by the articles of association or other document regulating that or any other body corporate,

that the affairs of the first mentioned body corporate are conducted in accordance with the wishes of that person.

2.10 Close Period shall mean a period when the members of the Board Remuneration Committee or other “persons discharging managerial responsibilities” (i.e., employees considered “insiders” for purposes of the Company’s insider trading policy) are prohibited from dealing in Shares under the Criminal Justice Act 1993, the Financial Services Authority model code on transactions in securities, or under any other statute, regulation or similar code to which the Company is subject.

2.11 Code shall mean the Internal Revenue Code of 1986, as amended.

2.12 Company shall mean AstraZeneca Pharmaceuticals LP and any successor thereof.

2.13 Disability shall mean Participant is considered totally and permanently disabled for purposes of the Employer’s long-term disability plan.

2.14 Dividend Equivalent shall mean the amount that would have been payable as a cash dividend if a Performance Share were an AstraZeneca ADR.

2.15 Employer shall mean the Company and any Affiliate which is authorized by the NARC to adopt the Plan and cover its employees and whose designation as such has become effective upon acceptance of such status by the Affiliate.  An Affiliate may revoke its acceptance of such designation at any time in accordance with the provisions of the Plan, but until such acceptance has been revoked, all the provisions of the Plan and amendments thereto shall apply to the employees of the Affiliate.  In the event the designation is revoked by an Affiliate, the Plan shall be deemed terminated only with respect to such Affiliate.  The duties and obligations of the “Employer” as they relate to a particular Participant shall refer to the then specific employer of that Participant and such duties and obligations shall not be imposed on any other entity.

2.16 EPSP Company Factor shall mean the percentage determined by the Board Remuneration Committee to apply to all Participants for a Performance Cycle that shall be used in determining Final Awards.

2.17 Final Award shall mean the number of Performance Shares derived from a specific Target Award determined in accordance with Section 6.1.

2.18 Grant Date shall mean a single day of the Plan Year selected by the Board Remuneration Committee, in accordance with Section 4.1, as the one day during the Plan Year on which Target Awards will be made except for Target Awards to new Participants.

2.19 Involuntary Termination shall mean an involuntary termination of a Participant’s employment by the Employer other than for Cause, under circumstances in which the Participant is entitled to receive severance under a generally applicable severance pay plan of the Employer.

2.20 Key Employee shall mean an employee of the Employer, other than a Secondee, who is designated by the US CEO (at the US CEO’s discretion and subject to the approval of the Board Remuneration Committee) as eligible to participate in the Plan.

2.21 NARC shall mean the AstraZeneca North American Remuneration Committee.

2.22 Participant shall mean a Key Employee who satisfies the eligibility criteria of Article 3 or an employee of the Employer who had an interest under the Plan which has not been distributed prior to the Amendment Effective Date.

2.23 Performance Cycle shall mean a 36 consecutive month period used to measure the Company’s actual performance against the Performance Factors set by the Board Remuneration Committee for the purpose of determining the size of the Final Award applicable to a specific Target Award.  The Performance Cycle for a specific Target Award shall begin on the first day of the Plan Year in which a Target Award is made under Article 4.

2.24 Performance Factor shall mean the Company performance standards set by the Board Remuneration Committee in accordance with Article 5 against which the Company’s actual performance during a Performance Cycle shall be measured and announced to each Participant on the Grant Date.

2.25 Performance Share shall mean a unit which is equivalent in value to one AstraZeneca ADR.

2.26 Plan shall mean the AstraZeneca Pharmaceuticals LP Executive Performance Share Plan.

2.27 Plan Year shall initially mean the calendar year or such other 12 consecutive month period subsequently adopted by the AZ Compensation and Benefits Committee.

2.28 Retirement shall mean the Participant incurs a Termination Date (for reasons other than death) at or after the age at which the Participant qualifies for “retirement” under the applicable retirement plan of the Employer in which the Participant is then covered.

2.29 Secondee shall mean any employee of the Employer who (i) is a citizen or resident of a foreign country and employed by an Affiliate that is not an “Employer” for purposes of the Plan immediately prior to his assignment commencement date with the Employer; and (ii) is assigned to perform services for the Employer under an agreement that contemplates his return to duty with the Affiliate at the end of the term of the agreement.

2.30 Target Award shall mean an award of Performance Shares to a Participant under Article 4.

2.31 Termination Date shall mean the date of termination of a Participant’s active employment with the Company and its Affiliates and shall be determined without reference to any compensation continuation arrangement or severance benefit arrangement that may be applicable except as otherwise specifically provided herein.

2.32 US CEO shall mean the Chief Executive Officer of the Company.

2.33 Vesting Date shall mean, with respect to any Target Award or related Final Award for a Performance Cycle, the third anniversary of the Grant Date that relates to that Target Award; provided that if vesting of any Target Award or related Final Award would occur on a day in a Close Period, the day on which the Target Award or related Final Award vests will be the first day on which the New York Stock Exchange is open for the transaction of business following the end of the Close Period.

ARTICLE 3
ELIGIBILITY

3.1 Eligibility Criteria. A Key Employee shall become a Participant in this Plan upon nomination by the US CEO (at the US CEO’s discretion and subject to the approval of the Board Remuneration Committee).  A Key Employee who is transferred to an Affiliate that is not an Employer shall continue to be a Key Employee if any part of his base compensation is paid by the Company.

3.2 Cessation of Eligibility. Eligibility to participate in this Plan for future Target Awards shall cease upon the earlier of:

(i) the date the Participant incurs a Termination Date for any reason;

(ii) the date the Participant otherwise ceases to be a Key Employee; or

(iii) the date the Employer employing the Participant withdraws from this Plan.

ARTICLE 4
GRANT OF PERFORMANCE SHARES - TARGET AWARD

4.1 Granting of Target Awards.

4.1.1 Subject to subsections 4.1.2 and 4.1.3, the Board Remuneration Committee, at any time prior to the termination of this Plan, may grant Performance Shares in the form of a Target Award to selected Participants on a Grant Date which shall trigger a new Performance Cycle.  Except as otherwise provided in this Plan, a Performance Share shall have no dividend or voting rights.

4.1.2 A Participant may not receive more than one Target Award in any given Plan Year or for any Performance Cycle.  Target Awards may only be made on a Grant Date.  Even though a Grant Date has been selected, except as provided above, the Board Remuneration Committee is under no obligation to make any Target Awards for the Plan Year.

4.1.3 The Board Remuneration Committee shall select the Grant Date for each Participant.  There may be only one Grant Date for any Participant selected for any given Plan Year.  Once a Grant Date for a Participant is selected, Board Remuneration Committee may not change the Grant Date.  Target Awards may not be granted during a Close Period of AstraZeneca PLC.

4.1.4 The Target Award shall specify:

(i) the number of Performance Shares awarded;

(ii) the Performance Factors relevant to the Performance Cycle;

(iii) the method of determining the EPSP Company Factor; and

(iv) the Grant Date.

ARTICLE 5
PERFORMANCE FACTORS

5.1 Establishment of Performance Factors.  In determining the Final Award under Article 6 in relation to the Target Award, the Board Remuneration Committee shall set the Performance Factors for each Performance Cycle on the Grant Date that shall be used in determining the EPSP Company Factors for that Performance Cycle and a relative weighting of any such Factors.

ARTICLE 6
FINAL AWARDS AND DISTRIBUTIONS

6.1 Determination of Final Award. Effective as of the Vesting Date, except as provided in Section 7.1.1, Target Awards shall become Final Awards based on the Company’s actual performance during the Performance Cycle compared to the Performance Factors set in accordance with Article 5.  The EPSP Company Factor shall be determined by the Board Remuneration Committee in accordance with that performance in the manner announced to each Participant on the Grant Date.  Final Awards shall equal the Participant’s Target Award multiplied by the EPSP Company Factor.

6.2 Limitation on Final Awards. Final Awards may neither exceed 125% of the Target Award nor 500% of the Participant’s base salary.

6.3 Dividend Equivalents. A Participant who is entitled to a Final Award for a Performance Cycle shall have a right to receive the Dividend Equivalents equal to the cash dividends, expressed in U.S. dollars, the Participant would have received if on each dividend record date after the Grant Date and prior to the determination of such Final Award, the Participant had been the holder of record of the number of AstraZeneca ADRs represented by 100% of the Final Award.  Such Dividend Equivalents shall be distributed in cash at the time the Final Award is distributed.

6.4 Record Date. If a Participant receives a distribution of all or part of a Final Award between a dividend record date and its related dividend payment date such that the Participant was not a holder of record with respect to AstraZeneca ADRs of such Final Award, the Participant shall be entitled to receive the Dividend Equivalent in cash as if the Participant were a holder of record.

6.5 Distribution of Final Awards. Final Awards shall be distributed to Participants in AstraZeneca ADRs.  Distributions shall be made as soon as practicable following the Vesting Date that relates to a completed Performance Cycle and the determination of the Participant’s Final Award; provided that in no event shall distribution be made later than Match 15 of the Plan Year following the Plan Year in which the Vesting Date occurs.  The distribution of AstraZeneca ADRs made pursuant to this Section 6.5 shall be subject to Section 14.3.  No fractional AstraZeneca ADRs shall be issued or delivered under the Plan.  The NARC shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional AstraZeneca ADRs or whether such fractional AstraZeneca ADRs or any rights thereto shall be forfeited or otherwise eliminated.

ARTICLE 7
EFFECT OF TERMINATION OF EMPLOYMENT

7.1 Forfeiture.

7.1.1 If, prior to any applicable Vesting Date, a Participant incurs a Termination Date for any reason, the Participant shall forfeit outstanding Target Awards and the Dividend Equivalents attributable to such Target Awards; provided that, unless the US CEO determines otherwise, if prior to any applicable Vesting Date, a Participant terminates employment on account of the Participant’s (a) Disability, Involuntary Termination or Retirement, the Participant shall become entitled to a pro rated portion of the Participant’s outstanding Target Awards (and the Dividend Equivalents attributable to such Target Awards), based upon the portion of the Performance Cycle during which the Participant was employed, as and when such Target Awards become Final Awards in accordance with Section 6.1 (i.e., based on actual performance over the Performance Cycle) or (b) death, a pro rated number of shares subject to the Participant’s Target Award (and the Dividend Equivalents attributable to such Target Awards) shall vest and become a Final Award (without regard to actual performance) based upon the portion of the Performance Cycle during which the Participant was employed.  Payment of the pro rated Final Award determined under clause (a) above shall be made on the same date payment would have otherwise been made had the Participant’s employment not terminated, in accordance with Section 6.5 above.  Payment of the pro rated Final Award determined under clause (b) above shall be made as soon as reasonably practicable following the date of the Participant’s death.  Notwithstanding the foregoing, the US CEO may determine that a Participant’s Target Award shall become a Final Award on a pro rated basis in any other circumstances that the US CEO deems appropriate.

7.1.2 Unless the NARC determines otherwise, (i) if the Employer employing a Participant withdraws from the Plan (other than in connection with the Employer ceasing to be an Affiliate as described in (ii)), or (ii) if the Participant’s Employer or business unit ceases to be an Affiliate or part of an Affiliate, as applicable, on account of a sale or other transaction, in each case, the Participant shall become entitled to a pro rated portion of the Participant’s outstanding Target Awards (and the Dividend Equivalents attributable to such Target Awards), based upon the portion of the Performance Cycle during which the Participant was employed, as and when such Target Awards become Final Awards in accordance with Section 6.1 (i.e., based on actual performance to the date of the withdrawal or the sale or other transaction).  Payment of the pro rated Final Award determined above shall be made as soon as reasonably practicable following the date of the withdrawal or the sale or other transaction, as applicable; provided that in no event shall payment be made later than March 15 of the calendar year following the calendar year in which the Target Award becomes vested.

ARTICLE 8
BENEFITS UPON CHANGE IN CONTROL

8.1 Change of Control. Upon the occurrence of a Change of Control, all outstanding Target Awards shall vest and be converted into Final Awards on a pro rata basis based on the time elapsed between the Date of Grant and the date on which the Change of Control occurs, to the extent that the Performance Factors applicable to that Target Award have been met up to the date of the Change of Control (such that the Target Award would become a Final Award).  The Board Remuneration Committee shall have the discretion to take into account any other factors it believes to be relevant in determining the extent to which a Target Award will vest and become a Final Award in connection with a Change of Control.  The Board Remuneration Committee shall confirm as soon as practicable the extent (if any) to which a Target Award will vest and this confirmation may be before, but conditional on, the consummation of the Change of Control.  Payment of such pro rated Final Awards shall be made as soon as reasonably practicable following the Change of Control but not later than March 15 of the Plan Year following the Plan Year in which the Change of Control occurs.

ARTICLE 9
FUNDING AND CONTRIBUTIONS

9.1 Company’s Obligation. Unless the Board Remuneration Committee determines otherwise, the Company shall purchase on the open market all AstraZeneca ADRs required for the operation of the Plan.  Upon direction of the Board Remuneration Committee, the Company shall distribute the Dividend Equivalents to the appropriate Participants.

ARTICLE 10
WITHDRAWAL OF A COMPANY

10.1 Mandatory Withdrawal. If an entity which has adopted this Plan ceases to be an Affiliate, such entity shall be deemed to have withdrawn from this Plan and shall cease to be included within the term “Employer” as of that date.

10.2 Voluntary Withdrawal. Any Affiliate that has adopted this Plan may withdraw from the Plan upon submission of a duly executed resolution of its board or governing body or official to the Administration Committee.  Upon such withdrawal, the Affiliate shall cease to be included within the term “Employer.”

10.3 Continued Obligation. Notwithstanding a withdrawal, such Affiliate shall remain obligated under this Plan for any contributions or payments relating to an employee or former employee of such Affiliate, to include, without limitation, payments and contributions due under Articles 6 and 7 by reason of such withdrawal.

ARTICLE 11
ADMINISTRATION

11.1 Power of Administration Committee.The Administration Committee shall have full power and authority to interpret the Plan, to prescribe, amend and rescind any rules, forms and procedures as it deems necessary or appropriate for the proper administration of the Plan and to make any other determinations, including factual determinations, and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan.  All action taken by the Administration Committee arising out of, or in connection with, the administration of the Plan or any rules adopted thereunder, shall, in each case, lie within its sole discretion, and shall be final, conclusive and binding upon all Participants, all beneficiaries, and all other persons and entities having or claiming an interest under the Plan.

11.2  Compensation and Expenses. Members of the Administration Committee shall serve without compensation for their services unless otherwise determined by the Company.  All expenses of administering the Plan shall be paid by the Company.

11.3  Indemnification. The Company shall indemnify and hold harmless the US CEO and each member of the Board Remuneration Committee, the NARC, the AZ Compensation and Benefits Committee and the Administration Committee from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Company) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.

11.4  Discretion. Any decisions, actions or interpretations to be made under the Plan by the Board Remuneration Committee, the NARC, the AZ Compensation and Benefits Committee, the US CEO, or the Administration Committee, acting on behalf of the Company, shall be made in its respective sole discretion, not as a fiduciary and need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive upon all Participants, all beneficiaries and all other persons and entities having an interest therein.  A Participant shall be deemed to have acknowledged that all decisions and determinations of the Company made by the Board Remuneration Committee, the NARC, the AZ Compensation and Benefits Committee, the US CEO, or the Administration Committee, shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest under the Plan.

ARTICLE 12
ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

12.1 Adjustments. If there is any change in the number or kind of AstraZeneca ADRs outstanding by reason of a stock dividend, spinoff, stock split or reverse stock split, or by reason of a combination, reorganization, recapitalization or reclassification affecting the outstanding AstraZeneca ADRs as a class without the AstraZeneca PLC’s receipt of consideration, the number of AstraZeneca ADRs covered by outstanding Target Awards, the kind of AstraZeneca ADRs issued under the Plan and outstanding Target Awards, shall be equitably adjusted by the US CEO, subject to approval by the NARC, as deemed appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, issued AstraZeneca ADRs to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under Target Awards; provided, however, that any fractional AstraZeneca ADRs resulting from such adjustment shall be eliminated.  In addition, the US CEO, subject to approval by the NARC shall have discretion to make the foregoing equitable adjustments in any circumstances in which an adjustment is not mandated by this Section 12.1 or applicable law, including in the event of a Change of Control.  Any adjustments to outstanding Target Awards shall be consistent with section 409A of the Code, to the extent applicable.  Any adjustments made pursuant to this Section 12.1 shall be final, binding and conclusive.

ARTICLE 13
AMENDMENT, SUSPENSION, MODIFICATION, TERMINATION, AND CANCELLATION

13.1 Amendment and Termination. The AZ Compensation and Benefits Committee, subject to the approval of the NARC may amend or terminate the Plan at any time, including, but not limited to, amend or terminate the Plan in such manner as it deems appropriate in the event of a change in applicable law or regulations or as may be necessary to comply with United States or United Kingdom securities law requirements.  Notwithstanding the foregoing, no amendment will be made under this Section 13.1 which would adversely and materially affect the existing Target Awards of a Participant unless it is made with the Participant’s written consent or with the written consent of a majority of the Participants affected by the amendment.  For these purposes, majority may, at the discretion of the AZ Compensation and Benefits Committee, mean the majority by number of Participants or by number of Shares under Target Awards held by Participants affected by the amendment.

ARTICLE 14
MISCELLANEOUS

14.1 Unfunded Obligations. The right to any Performance Shares or Dividend Equivalents granted by this Plan shall be reflected on the Company’s books of account as a general unsecured and unfunded obligation and no trust in any Participant’s favor is intended or shall be implied prior to the Final Award.  Final Awards and Dividend Equivalents payable hereunder shall be payable out of the general assets of the Company, and no segregation of any assets whatsoever for such benefits shall be made.  Notwithstanding any segregation of assets or transfer to a grantor trust, with respect to any payments not yet made to a Participant, nothing contained herein shall give any such Participant any rights to assets that are greater than those of a general creditor of the Company.

14.2 Nonalienation of Benefits. Except as expressly provided herein, no Participant or Beneficiary shall have the power or right to transfer (otherwise than by will or the laws of descent and distribution), alienate, or otherwise encumber the Participant’s interest under the Plan except to the extent provided in a “qualified domestic relations order” applicable to the Plan.  The Company’s obligations under this Plan are not assignable or transferable except to (a) any corporation or partnership which acquires all or substantially all of the Company’s assets, or (b) any corporation or partnership into which the Company may be merged or consolidated.  The provisions of the Plan shall inure to the benefit of each Participant and the Participant’s Beneficiaries, heirs, executors, administrators or successors in interest.

14.3 Tax Withholding. The Employer shall withhold the amount of any tax attributable to any amount payable hereunder.  The Employer may defer making any payment with respect to which any tax question may be pending unless and until satisfactorily indemnified by the Participant or the Participant’s Beneficiary.

14.4 Designation of Beneficiary. Each Participant may designate a “Beneficiary” or “Beneficiaries” (which Beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant’s death.  Such designation may be changed or canceled by the Participant at any time without the consent of any such Beneficiary.

Any such designation, change or cancellation must be made in a form approved by the Administration Committee and shall not be effective until received by the Administration Committee or its designee.  If no Beneficiary has been named, or the designated Beneficiary or Beneficiaries shall have predeceased the Participant, the Beneficiary shall be the Participant’s estate.  If a Participant designates more than one Beneficiary, the interests of such Beneficiaries shall be paid in equal shares, unless the Participant has specifically designated otherwise.

14.5 Limitation of Participant’s Right. Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in the employment of the Employer, nor shall it interfere with the rights of the Employer to terminate the employment of any Participant and/or to take any personnel action affecting any Participant without regard to the effect which such action may have upon such Participant as a recipient or prospective recipient of benefits under the Plan.  Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any qualified retirement arrangement established by the Employer for the benefit of its employees.

14.6 Obligations to Employer. If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to or guaranteed by the Employer, then the Employer may offset such amount owed to it against the amount of benefits otherwise distributable.  Such determination shall be made by the Administration Committee acting on behalf of the Employer.

14.7 No Limitation on Company Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking any action that is deemed by it to be appropriate or in its best interest.  No Participant, Beneficiary, or other person shall have any claim against the Company or any Affiliate as a result of such action.

It is the intent of the Company that the Plan be administered in compliance with the applicable requirements of section 409A of the Code.  The NARC may revoke any Target Award if it is contrary to law or modify the terms of the Plan or a Target Award to bring it into compliance with any valid and mandatory government regulation.

14.8 Construction. This Plan shall be construed under the internal laws of the State of Delaware without regard to conflict of laws, except to the extent preempted by the Employee Retirement Income Security Act of 1974, as amended.

14.9 Headings. The headings of titles of articles and sections are solely for convenience of reference and shall not be deemed to modify or affect the meaning to which appended.